SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
(Rule 13e-4)

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TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No.3)

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NETMANAGE, INC.

(Name of Subject Company (Issuer))

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NETMANAGE, INC.
(Name of Filing Person (Offeror))

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Certain Options to Purchase Common Stock, Par Value $0.01 Per Share,
Having an Exercise Price Per Share of $1.50 or More
(Title of Class of Securities)
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6411 44 100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
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Michael R. Peckham
Senior Vice President, Chief Financial Officer & Secretary
NetManage, Inc.
10725 N. DeAnza Blvd.
Cupertino, California 95014
(408) 973-7171

Copy to:
Timothy R. Curry, Esq.
Andy Hull, Esq.
O’ Melveny & Myers, LLP
990 Marsh Road
Menlo Park, Ca 94025
(650) 473-2627

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

The filing of this Amendment No. 3 to the Schedule TO shall not be construed as an admission by NetManage, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

Introductory Statement

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2003, and amended on June 3, 2003, and June 10, 2003 relating to our offer to exchange (i) certain options to purchase Common Stock, Par Value $0.01 Per Share, having an Exercise Price Per Share of $1.50 or more, in each case upon the terms and subject to the conditions set forth in the Offer to Exchange dated May 16, 2003, as amended.

ITEM 4. Terms Of The Transaction.

The Offer made pursuant to the Schedule TO expired at 9:00 p.m. Pacific Time, Friday June 13, 2003. The Company accepted for exchange and cancellation Eligible Options and Required Options to purchase an aggregate of approximately 542,150 shares of the Company’s Common Stock representing 83% of the shares of the Company’s Common Stock underlying the Eligible Options and Required Options that were subject to the offer. The Company expects to issue New Options to purchase approximately 542,150 shares of its Common Stock in exchange for Eligible Options and Required Options accepted for exchange and cancellation as described in the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

NETMANAGE, INC.

/s/ MICHAEL R. PECKHAM Michael R. Peckham Senior Vice President, Chief Financial Officer, and Secretary

Date: June 19, 2003